Stolt Offshore S.A.                                            [Graphic omitted]


A subsidiary of        C/o Stolt Offshore M.S. Limited     Tel: + 44 1932 773700
Stolt-Nielsen S.A.     Dolphin House                       Fax: + 44 1932 773701
                       Windmill Road                       www.stoltoffshore.com
                       Sunbury-on-Thames
                       Middlesex,  TW16 7HT
                       England

NEWS RELEASE
                                     Contacts:  Julian Thomson/Fiona Harris
                                                US  +1 877 603 0267 (toll free)
                                                UK +44 1224 718436
                                                julian.thomson@stoltoffshore.com

                                                Patrick Handley
                                                UK +44 207 396 5395
                                                phandley@brunswickgroup.com

                                                Tim Payne
                                                US +1 212 333 3810
                                                tpayne@brunswickgroup.com

               Stolt Offshore S.A. Announces Third Quarter Results Implementation of Blueprint on Track for Completion by Year-End

London, England - October 15, 2003 - Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo Stock Exchange: STO) today reported results for the third quarter and nine months ended August 31, 2003. The net loss for the quarter was $22.5 million, or $0.24 per share, on net operating revenue of $397.9 million, compared with a net loss of $17.2 million, or $0.21 per share, on net operating revenue of $368.9 million for the same period last year.1

For the nine-month period ended August 31, 2003 the Company reported a net loss of $132.0 million, or $1.42 per share, on net operating revenue of $1.2 billion. This compares with a net loss of $12.1 million, or $0.14 per share, on net operating revenue of $996.4 million for the same period last year.2

Tom Ehret, Chief Executive Officer, Stolt Offshore, said: "A net loss for the quarter, while in line with our expectations, is still disappointing. That said, we are putting Stolt Offshore back on track and the Board is focused on returning the Company expeditiously to profit.

"Despite the demanding market conditions, experienced throughout the industry, we continued to make substantial progress on four fronts since the period end. We have taken important steps towards settlements on legacy contracts, implemented the bulk of the changes required under the Blueprint for recovery, we are working towards an agreement with the banks on financial restructuring and are making commercial progress in our target markets.

"We are on track to complete the worldwide implementation of the Blueprint model by November 30. The Board is targeting second half 2004 for improved earnings resulting from the Blueprint reforms.

--------
1 The weighted-average number of common share equivalents outstanding for the quarter was 92.4 million compared with 83.1 million for the same period of 2002. 2 The weighted-average number of common share equivalents outstanding for the latest nine-month period was 92.7 million compared with 85.1 million for the first nine months of last year.

"All of us at Stolt Offshore are working hard to complete this period of restructuring. We have excellent people, assets and systems in Stolt Offshore but it will take time to demonstrate our full potential. I am however, confident that we will succeed."


Quarter Review

In line with market activity across the industry, we saw low order intake during the quarter, although bidding levels continue to be high.

On an operational front, successful projects in a number of areas have underlined our ability to execute demanding contracts in traditional and new markets, particularly in deepwater. Good progress was made on the ExxonMobil Erha project in Nigeria with 65% of the design engineering complete and early fabrication work on target. The Total Girassol Phase Two project in Angola concluded in August with excellent results with the installation and tie-in of pipelines, umbilicals and manifolds accomplished in record time. The two long-term ship charters with Petrobras in Brazil continue to produce steady revenues. Projects in the UK and Norway are also running well. We have extended our profitable joint venture with Lukoil for the operation of Seaway Heavy Lifting for six years to 2010.

At August 31, 2003 Stolt Offshore had $385 million drawn on long-term external debt facilities and available cash of $139.4 million. The cash balance is higher than historical levels as a result of being fully drawn on the external debt facilities and closing out foreign exchange hedges to capitalise on favourable exchange rate movements and to improve liquidity. In line with the treatment at the end of the second quarter, the Company continues to classify all debt as short term whilst restructuring negotiations are ongoing.


Blueprint Progress

The bulk of the changes in personnel, structure and processes required to implement the Blueprint are now in place, and the programme is on schedule for completion by year-end, by which time we will be in a position to reflect the costs of the Blueprint implementation. However, the following steps have been completed:

o A new project-driven organisation, with clear lines of accountability, is largely in place. All but two of the top thirty managerial positions are filled. Cost savings will be achieved through the geographic reorganisation into new Regional Businesses.

o The adoption of the Blueprint has enforced stringent tendering practices across our Company. These measures are designed to contain revenue and contractual risk to areas within Stolt Offshore's control, to ensure projects are at all times cash positive, and to deliver an acceptable economic return.

o New corporate functions and control systems have been implemented across the Company, particularly in respect of financial control, project management, marine operations, strategic planning and supply chain management.

o The previously announced disposal of assets and businesses is progressing according to plan. Discussions are now being held with interested parties on the potential sale of Serimer Dasa, our welding services business, the ROV Drill Support business, and six individual ships. We are also examining the best ownership structure and ongoing operational relationship for the Paragon companies in Houston and Paris.

Financial Restructuring

The Blueprint for financial recovery and its rapid implementation has provided the basis for Stolt Offshore to progress its negotiations with its lead creditors. The purpose of these negotiations is to redress potential covenant breaches, to increase performance bond capacity and to agree appropriate utilisation of cash proceeds from the divestment programme. To facilitate this process the Banks are considering a waiver of covenant breaches to November 26, 2003.


Projects - Revenue Recovery

During the quarter, substantial progress was made towards collecting revenues from our legacy projects.

o We are working with our customers and making good progress completing the OGGS contract in Nigeria and closing the Burullus contract in Egypt. The Management aims to have these contracts closed by year-end.

o The Hubline project in North America is essentially complete, but due to a dispute over the cost-plus part of this contract, there may be a delayed collection of revenues. We are confident of our legal and contractual position as we seek to collect amounts owed to us.

o Progress continues with the installation of subsea umbilicals, risers and flowlines on the Bonga project in Nigeria. While losses have risen during the quarter, we are working closely with our customer to ensure timely completion and to mitigate losses.


Outlook

The backlog now stands at $1.2 billion, of which $334 million is for the remainder of this year. At the same point in 2002, the backlog was $1.8 billion, with $487 million for the remainder of that year. A year-on-year comparison does not reflect the improved quality of backlog or the uneven timing of contract awards inherent in our industry.


Earnings Guidance

Three outstanding issues prevent us from giving guidance at this time. These are the collection of receivables from the largely completed legacy contracts, the potential disposal of assets and businesses, and decisions on impairment of assets in the fourth quarter. It is because of the uncertainty surrounding these issues that the company indicated on September 17 that losses for the year may be substantially higher than previously indicated. The Board anticipates these will be resolved by mid-November and we expect to provide earnings guidance for Fiscal Year 2003 at that time.

********************************************************************************
Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.
********************************************************************************
Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Conference Call Information                                Replay Facility details

Lines will open 10 minutes prior to conference call        This  facility  is  available   from  5pm  BST  (12pm  EDT)
                                                           Wednesday   October   15th,   until  10pm  BST  (5pm  EDT),
Date        :   Wednesday, October 15, 2003                Wednesday, October 22, 2003.
Time        :   2pm BST* (9am EDT**)
                                                           Dialling from the UK       :  0800 953 1533
Freephone Dial In Numbers:
UK                     :   0800 953 0938                   Dialling from the US       :  1 866 276 1167
USA                    :   1 866 389 9773
Norway                 :   800 165 33                      International Dial In      :  44 1452 55 00 00
France                 :   0805 110 466
Italy                  :   800 783 256                     Passcode                   :  111900#
Netherlands            :   0800 023 4993

International Dial In  :   +44 1452 569113

Reservation No          :  111900

*BST= British Summer Time  ** EDT =Eastern Daylight
Saving Time

Alternatively a live webcast and a playback facility will be available on the Company's website www.stoltoffshore.com

                                   -end text-
                                 -tables follow-

                      STOLT OFFSHORE S.A. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (in thousands, except per share data)

                                                               Three Months Ended                   Nine Months Ended
                                                          Unaudited         Unaudited          Unaudited        Unaudited
                                                          August 31,        August 31,        August 31,        August 31,
                                                             2003              2002              2003              2002
                                                        ---------------  -----------------   --------------   ---------------

Net operating revenue                                      $   397,876        $   368,943     $  1,176,203        $  996,419
Operating expenses                                           (390,957)          (371,153)      (1,218,977)         (953,419)
                                                        --------------   ----------------    -------------    --------------

Gross profit/(loss)                                              6,919            (2,210)         (42,774)            43,000

Equity in net income of non-consolidated joint ventures          4,248              4,013            2,603             9,517
Administrative and general expenses                           (18,334)           (15,292)         (54,867)          (51,222)
Other operating income                                             716              5,077            1,005             5,911
                                                        --------------   ----------------    -------------    --------------

Net operating (loss)/income                                    (6,451)            (8,412)         (94,033)             7,206

Interest expense, net                                          (7,127)            (4,563)         (16,804)          (12,682)
Foreign exchange (loss)/gain                                      (25)                565          (1,623)               528
                                                        --------------   ----------------    -------------    --------------

Loss before taxes and minority interests                      (13,603)           (12,410)        (112,460)           (4,948)
Income tax provision                                           (7,192)            (5,506)         (16,647)           (4,526)
                                                        --------------   ----------------    -------------    --------------

Loss before minority interests                                (20,795)           (17,916)        (129,107)           (9,474)
Minority interests                                             (1,688)                717          (2,930)           (2,657)
                                                        --------------   ----------------    -------------    --------------

Net loss                                                   $  (22,483)        $  (17,199)     $  (132,037)        $ (12,131)
                                                        ==============   ================    =============    ==============


PER SHARE DATA
Net loss per share
     Basic                                                 $    (0.24)        $    (0.21)     $     (1.42)        $   (0.14)
     Diluted                                               $    (0.24)        $    (0.21)     $     (1.42)        $   (0.14)

Weighted average number of Common Shares
and Common Share equivalents outstanding
     Basic                                                      92,383             83,068           92,704            85,113
     Diluted                                                    92,383             83,068           92,704            85,113


SELECTED  INFORMATION
Capital expenditures                                        $    3,346        $    20,796      $    17,109         $  39,623
Depreciation and amortization                               $   23,090        $    24,575      $    71,219         $  67,927

                      STOLT OFFSHORE S.A. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                             Unaudited           Unaudited             Audited
                                                            August 31,           August 31,          November 30,
                                                               2003                 2002                 2002
                                                          ----------------    -----------------    -----------------

ASSETS

     Cash and cash equivalents                                $   139,393         $      9,037          $    11,672

     Other current assets (a)                                     534,970              485,084              578,703

     Fixed assets, net of accumulated depreciation                728,421              778,631              782,843

     Other non-current assets                                      90,105              212,912               85,386

     Assets held for sale (b)                                      19,867                    -                    -
                                                          ----------------    -----------------    -----------------

               Total assets                                   $ 1,512,756         $  1,485,664          $ 1,458,604
                                                          ================    =================    =================

LIABILITIES AND SHAREHOLDERS' EQUITY

     Bank overdrafts                                          $    16,282         $      8,890          $    15,966

     Current portion of
     long-term debt and capital lease obligations                 435,003               40,031                   17

     Accounts payable and accrued liabilities                     612,351              398,356              539,797

     Long-term debt and capital lease obligations                       5              365,009              335,007

     Other non-current liabilities                                 67,399               61,229               50,760

     Liabilities held for sale (b)                                 20,028                    -                    -

     Shareholders' equity

          Common Shares                                           152,524              140,486              152,524

          Class B Shares                                           68,000               68,000               68,000

          Paid-in-surplus                                         404,230              403,076              416,677

          (Deficit)/Retained earnings                           (249,530)               37,793            (117,492)

          Accumulated other comprehensive loss                   (12,534)              (7,225)              (2,652)

          Treasury shares                                         (1,002)             (29,981)
                                                                                                                  -
                                                          ----------------    -----------------    -----------------
               Total shareholders' equity                         361,688              612,149              517,057
                                                          ----------------    -----------------    -----------------
               Total liabilities and shareholders'            $ 1,512,756         $  1,485,664          $ 1,458,604
               equity                                     ================    =================    =================

Total interest-bearing debt and capital lease                 $   312,778         $    404,893          $   339,318
obligations, net of cash and cash equivalents             ================    =================    =================
(including cash and overdrafts classified under
Assets and Liabilities held for sale).

(a) As at August 31, 2003, a total of $89.7 million of claims and variation orders not yet formally agreed with customers has been included as receivables in other current assets, $79.4 million of which relates to three projects in West Africa and Egypt. A timetable for resolution of the claims and variation orders relating to these projects is being implemented with the respective customers. In compliance with US GAAP, these have been recorded as revenue in establishing the statements of operations. This compares to $42.5 million in claims and variation orders as at August 31, 2002, and $46.2 million at November 30, 2002. Excluded from the project results are $138.1 million of additional claims over which the Company considers there is doubt as to final agreement.

(b) Assets and liabilities held for sale are those which had been identified for disposal at August 31, 2003 and for which management believe a sale is probable within one year based on the current status of negotiations.

                      STOLT OFFSHORE S.A. AND SUBSIDIARIES
                               SEGMENTAL ANALYSIS
                                 (in thousands)

In Quarter 3 2003, the Company changed its method of reporting segmental information as a result of the business restructuring announced in the `Blueprint'. The information for 2002 has been restated from the prior year's presentation in order to conform to the new basis of segmentation.

The Company has six reportable segments based on the geographic distribution of the activities as follows: the Africa and the Mediterranean (AFMED(a)) region covers activities in Africa, the Mediterranean and Southern Europe; the Northern Europe and Canada (NEC) region includes all activities in Northern Europe, the Northern Atlantic Ocean, Scandinavia, the Baltic States and Eastern Canada; the Central and North America (NAMEX) region includes all activity in Western
Canada, the United States, Central America and Mexico; the South America (SAM) region incorporates activities in South America and the islands of the Southern Atlantic Ocean; the Asia and Middle East (AME) region includes all activities in the Middle East, the Caspian Sea and the Indian sub-continent including Asia Pacific and Australasia. The Corporate segment includes items which cannot be allocated to one particular region. These include the activities of the SHL and NKT joint ventures, Serimer DASA and Paragon Engineering Services and Paragon Litwin. Also included are assets which have global mobility including construction support ships, ROVs and other assets that cannot be attributed to any one region; and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.

------------------------------------------------------------------------------------------------------------------------------------
For the three months ended
August 31, 2003                          AFMED(a)        NEC          NAMEX         SAM          AME      Corporate          Total
------------------------------------------------------------------------------------------------------------------------------------
Net operating revenue - external(b)     $  142,576   $  143,498    $   46,210    $  15,088    $  6,202    $  44,302    $    397,876
Net operating revenue - internal(c)     $   22,445   $   36,226    $   13,097    $   5,899    $    375    $   2,355    $          -
(Loss)/income from operations           $ (32,568)   $   15,752    $  (3,162)    $   4,660    $(1,591)    $  10,458    $    (6,451)
    Interest expense, net                                                                                              $    (7,127)
    Foreign exchange loss                                                                                              $       (25)
------------------------------------------------------------------------------------------------------------------------------------
Loss before taxes and minority                                                                                         $   (13,603)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
For the three months ended
August 31, 2002                          AFMED(a)        NEC          NAMEX         SAM          AME      Corporate          Total
------------------------------------------------------------------------------------------------------------------------------------
Net operating revenue - external(b)     $  155,650   $  134,622    $   30,720    $  12,371    $  7,256    $  28,324    $   368,943
Net operating revenue - internal(c)     $   35,504   $   35,950    $   16,362    $   3,465    $    263    $   (571)              -
(Loss)/income from operations           $ (27,815)   $    (186)    $    1,425    $   3,804    $    794    $  13,556    $   (8,412)
    Interest expense, net                                                                                              $   (4,563)
    Foreign exchange gain                                                                                              $       565
------------------------------------------------------------------------------------------------------------------------------------
Loss before taxes and minority                                                                                         $  (12,410)
interests
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
For the nine months ended
August 31, 2003                          AFMED(a)        NEC          NAMEX         SAM          AME      Corporate          Total
------------------------------------------------------------------------------------------------------------------------------------
Net operating revenue - external(b)     $  527,904   $  305,257    $  180,263    $  41,942    $ 16,943    $ 103,894   $   1,176,203
Net operating revenue - internal(c)     $   76,306   $   70,025    $   33,499    $  12,284    $    676    $   4,661   $           -
(Loss)/income from operations           $(133,350)   $   29,357    $  (4,815)    $  11,447    $(4,105)    $   7,433   $    (94,033)
    Interest expense, net                                                                                             $    (16,804)
    Foreign exchange loss                                                                                             $     (1,623)
------------------------------------------------------------------------------------------------------------------------------------
Loss before taxes and minority                                                                                        $   (112,460)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
For the nine months ended
August 31, 2002                          AFMED(a)        NEC          NAMEX         SAM          AME      Corporate          Total
------------------------------------------------------------------------------------------------------------------------------------
Net operating revenue - external(b)     $  455,358   $  238,738    $  154,934    $  38,923    $ 19,859   $  88,607    $     996,419
Net operating revenue - internal(c)     $   66,771   $   65,879    $   42,823    $   9,826    $    851   $   3,136    $           -
(Loss)/income from operations           $    (558)   $    1,617    $  (7,323)    $   9,701    $    110   $   3,659    $       7,206
    Interest expense, net                                                                                             $    (12,682)
    Foreign exchange gain                                                                                             $        528
------------------------------------------------------------------------------------------------------------------------------------
Loss before taxes and minority                                                                                        $    (4,948)
------------------------------------------------------------------------------------------------------------------------------------

(a) The proposed composition of the AFMED segment is under consultation and should be regarded as provisional.
(b) Three customers each individually accounted for more than 10% of the Company's revenue for the quarter and nine months respectively, ended August 31, 2003. The revenue from these customers was $196.8 million for the quarter and $551.1 million for the nine months ended August 31, 2003. These revenues are attributable to the AME, NAMEX, NEC and AFMED(a) segments. In the quarter and nine months ended August 31, 2002, two customers each individually accounted for more than 10% of the Company's revenue. The revenue from these customers was $80.9 million for the quarter and $211.1 million for the nine months and was attributable to the NEC and AFMED(a) segments.
(c) Internal revenues are eliminated on consolidation of the Company's results and are therefore shown in the table to equal to zero.

                                 - more follows-

                      STOLT OFFSHORE S.A. AND SUBSIDIARIES
                               SEGMENTAL ANALYSIS
                                 (in thousands)
                          Continued from previous page

------------------------------------------------------------------------------------------------------------------------------------
As of August 31, 2003
                                        AFMED(a)        NEC          NAMEX         SAM         AME       Corporate          Total
------------------------------------------------------------------------------------------------------------------------------------
Segment assets                          $  539,732    $  143,295   $  140,936    $  80,115   $  45,095    $  419,857   $  1,369,030

Unallocated amounts:
Cash and cash equivalents (b)                                                                                          $    139,463
Restricted cash deposits                                                                                               $      4,263
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                                           $  1,512,756
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
As of August 31, 2002
                                        AFMED(a)        NEC          NAMEX         SAM         AME       Corporate          Total
------------------------------------------------------------------------------------------------------------------------------------
Segment assets                         $  482,000    $  128,161   $  255,873    $  79,852   $  41,469    $  486,044    $  1,473,399

Unallocated amounts:
Cash and cash equivalents                                                                                              $      9,037
Restricted cash deposits                                                                                               $      3,228
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                                           $  1,485,664
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
As of November 30, 2002
                                        AFMED(a)        NEC          NAMEX         SAM         AME       Corporate          Total
------------------------------------------------------------------------------------------------------------------------------------
Segment assets                          $  585,955    $  137,364   $  140,481    $  88,467   $  35,230    $  457,703   $  1,445,200

Unallocated amounts:
Cash and cash equivalents                                                                                              $     11,672
Restricted cash deposits                                                                                               $      1,732
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                                           $  1,458,604
------------------------------------------------------------------------------------------------------------------------------------

(a) The proposed composition of the AFMED segment is under consultation and should be regarded as provisional.
(b) Cash and cash equivalents includes cash classified under Assets held for sale.